Via Facsimile and Edgar Transmission

January 4, 2007

U.S. Securities and Exchange Commission
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant
100 First Street, N.E.
Washington, D.C. 20549

Re:	Manhattan Pharmaceuticals, Inc. (the “Company”)
Form 10-QSB for the Quarter Ended June 30, 2006
File No. 001-32639

Dear Mr. Rosenberg:

We are in receipt of your letter dated November 7, 2006 in which you ask us to provide you with information so that you may better understand our disclosure with respect to the clinical study services being provided to us by Swiss Pharma. Further, during the undersigned’s telephone discussion with Ms. Christine Allen on December 18, 2006, the Staff further asked that our response to such comment be made in the form of a disclosure that would be included in the Company’s financial statements and other appropriate places in its reports filed with the Commission. Accordingly, we hereby respond as follows:

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	Please provide us information in disclosure type format describing:

•	Your accounting policy for recording research and development expenses for the clinical study provided by Swiss Pharma in order to clarify what you mean by “on an activity basis:”

•	What the initial payment of 20% upon signing the agreement represents and your accounting treatment for this and each other payment;

•	How you measure and monitor the services performed by Swiss Pharma; and,

•	The termination provisions under the contract.

Company response: In response to your comment, the Company intends to include the following disclosure of its agreement with Swiss Pharma in the appropriate places of its reports filed with the Commission, including in its footnote disclosures accompanying its financial statements:

The Company often contracts with third parties to facilitate, coordinate and perform agreed upon research and development of drug product candidates. To ensure that research and development costs are expensed as incurred, the Company records monthly accruals for clinical trials and preclinical testing costs based on the work performed under the contracts.

These contracts typically call for the payment of fees for services at the initiation of the contract and/or upon the achievement of certain milestones. This method of payment often does not match the related expense recognition resulting in either a prepayment, when the amounts paid are greater than the related research and development costs recognized, or an accrued liability, when the amounts paid are less than the related research and development costs recognized.

Because expenses associated with the ongoing clinical trials are recognized on this activity based basis, the Company’s expense recognition differs from the payment schedules.

On March 27, 2006, the Company entered into a research and development agreement with Swiss Pharma Contract Ltd. (“Swiss Pharma”) to perform a Phase IIa study of the Company’s Oleoyl-estrone product for the treatment of obesity. The terms of the agreement call for the Company to pay Swiss Pharma up to $2,151,840 for the completion of the Phase IIa study in accordance with the terms of the contract. The payment terms are: 20%, or $430,368, upon signing the agreement, 20% after the first patient has received the initial dose, 20% after  half the patients have received the initial dose, 20% after all patients have completed dosing, 10%, on receipt of statistical analyses and 10% on acceptance by the Company of the Phase IIa study.

The agreement with Swiss Pharma provides for conducting a Phase IIa study in 100 patients and contains a detailed description of the services to be performed, as well as a related list of fees to be charged by Swiss Pharma for the provision of specific services under the agreement. The maximum fees payable under the agreement are $2,151,840. In order for Swiss Pharma to earn the maximum amount of $2,151,840, it must complete the Phase IIa study in 100 patients and perform all of the ancillary services detailed in the contract. If Swiss Pharma carries out the Phase IIa study on less than 100 patients or if it does not complete all of the ancillary services detailed in the agreement, the Company will be obligated to pay an amount less than the $2,151,840. Such lesser amount would be determined by applying the services performed to the related list of fees to be charged as detailed in the agreement.

The Company recognizes expense under the contract as the specific services are performed by Swiss Pharma. Swiss Pharma provides the Company with an activity report on a weekly basis on which the Company bases its activity based expense recognition. As of September 30, 2006, the Company had paid Swiss Pharma $860,736, and recognized $243,777 of research and development expense for the Phase IIa study. The remainder, $616,959, is included in prepaid expenses.

The agreement with Swiss Pharma may be terminated by the Company for any reason, in which case the Company would be liable to Swiss Pharma for all fees, as described in the agreement, associated with the services performed as of the termination date and services performed after the termination date to effect an orderly wind-down of the study. The agreement provides that Swiss Pharma shall return to the Company any funds paid by the Company, but not earned by Swiss Pharma, upon termination of the contract.

* * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or need additional information please contact me, my direct phone line is 212-492-8741 and my email address is mgmcguinness@manhattanpharma.com

Sincerely,

Michael G. McGuinness
Chief Financial Officer